Filed Pursuant to Rule 424(b)(5)

Registration No. 333-279285

Supplement No. 2 Prospectus Supplement dated July 26, 2024

(to Prospectus dated May 17, 2024)

CNS Pharmaceuticals, Inc.

Up to $43,500,000 of Shares of Common Stock

This prospectus supplement no. 2, dated March 20, 2025, or this Second Supplement, supplements, modifies, and supersedes, only to the extent indicated herein, certain information contained in our prospectus supplement dated July 26, 2024, or the Initial Prospectus Supplement, as supplemented on July 30, 2024, which we refer to as the First Supplement, and together with the base prospectus dated May 17, 2024, which we refer to as the Base Prospectus, which together with this Second Supplement we refer to collectively as the Prospectus, relating to the offer and sale, from time to time, of shares of our common stock, par value $0.001 per share, or the common stock, to or through A.G.P./Alliance Global Partners, or A.G.P., acting as our sales agent, in accordance with the terms of a sales agreement dated July 26, 2024, that we entered into with A.G.P., or the Sales Agreement. This Second Supplement should be read in conjunction with, is not complete without, and may not be delivered or utilized except in connection with, the Prospectus. If there is any inconsistency between the information in the Base Prospectus, the Initial Prospectus Supplement and the First Supplement and this Second Supplement, you should rely on the information in this Second Supplement. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Second Supplement.

Our shares of common stock are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “CNSP”. The last sale price of our shares of common stock on March 19, 2025 was $3.81 per share.

As disclosed in the First Supplement, we are not subject to the limitations under General Instruction I.B.6 of Form S-3. As of March 20, 2025, we have sold 2,522,755 shares of common stock pursuant to the Sales Agreement for gross proceeds of approximately $23.75 million. Accordingly, under the terms of the Sales Agreement, as of March 20, 2025, we may offer and sell through the Prospectus, as amended and supplemented by this Second Supplement, additional shares of common stock having an aggregate offering price of up to $43,500,000 (which amount includes $6,447,229.14 remaining from the $30.2 million set forth in the First Supplement) from time to time to or through A.G.P., acting as our sales agent.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page S-8 of the Initial Prospectus Supplement and the risk factors incorporated by reference into the Initial Prospectus Supplement, which is incorporated by reference herein, to read about the risks you should consider before purchasing our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this or the Initial Prospectus Supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Sales Agent

A.G.P.

The date of this prospectus supplement is March 20, 2025